                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 enherent Corp.


--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   293313-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                                 425 Park Avenue
                               New York, NY 10043
                                 (212) 559-1000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                     ------------------------------
CUSIP No. 293313-10-2             SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES       -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
   EACH REPORTING PERSON               5,257,540**
         WITH             -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,257,540**
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             23.8%**
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
             IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (1) 632,540 shares of Common Stock directly beneficially owned by Travelers Indemnity, (2) 2,750,000 shares of Series A Senior Participating Redeemable Preferred Stock, par value $.001, each of which may be converted into one share of Common Stock, and (3) 1,875,000 warrants which may be exchanged for 1,875,000 shares of Common Stock.

-----------------------------                       ----------------------------
CUSIP No. 293313-10-2              SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Holdings Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES       -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
   EACH REPORTING PERSON               5,257,540**
          WITH             -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,540**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES       -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
  EACH REPORTING PERSON                5,257,540**
         WITH             -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,540**
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity.

-------------------------------                        -------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Alternative Investments LLC ("CAI")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES      -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
  EACH REPORTING PERSON               5,257,540**
         WITH              -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,540**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and managed by CAI.

-------------------------------                        -------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Investments Inc. ("CII")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES       -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
  EACH REPORTING PERSON                5,257,540**
         WITH             -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       5,257,540**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,540**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and managed by CAI.

-------------------------------                        -------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Insurance Holding Corporation (f/k/a PFS Services, Inc.)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Georgia
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES       -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
  EACH REPORTING PERSON                0
         WITH              -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                            -------------------------
CUSIP No. 293313-10-2                SCHEDULE 13D
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3         SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES       -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
  EACH REPORTING PERSON                0
          WITH             -----------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No. 293313-10-2            SCHEDULE 13D
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF
--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,257,840**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,257,840**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,257,840**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              23.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) shares directly beneficially owned by Travelers Indemnity managed on behalf of that company by CAI and (ii) 300 shares directly beneficially owned by other subsidiaries of Citigroup Inc.

SCHEDULE 13D

Item 1.  SECURITY AND ISSUER

This Amendment No. 2 to the Schedule 13D filed on April 24, 2000, as amended by Amendment No. 1 filed February 8, 2002, relates to the Common Stock, par value $0.001 per share, of enherent Corp. (the "Company"), a Delaware corporation. Information contained in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 2. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

The response to Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

     (a) This Schedule 13D is being filed by (i) The Travelers Indemnity Company, a Connecticut corporation ("Travelers Indemnity"), by virtue of its direct beneficial ownership of the Company's Common Stock (including securities that may be converted into or exchanged for Common Stock), (ii) Travelers Insurance Group Holdings Inc., a Delaware corporation ("TIGHI"), by virtue of its ownership of all of the outstanding common stock of Travelers Indemnity,
(iii) Travelers Property Casualty Corp., a Connecticut corporation ("TAP"), by virtue of its ownership of all of the outstanding common stock of TIGHI, (iv) Citigroup Alternative Investments LLC, a Delaware corporation ("CAI") by virtue of its management of the Company's securities on behalf of Travelers Indemnity,
(v) Citigroup Investments Inc., a Delaware corporation ("CII"), by virtue of its ownership of all of the outstanding common stock of CAI, and (vi) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of CII (collectively, the "Reporting Persons," and each a "Reporting Person"). As of August 20, 2002, (i) CAI manages investments on behalf of Travelers Indemnity and (ii) TAP is no longer a majority owned subsidiary of Citigroup Insurance Holding Corporation.

     Attached as Schedule A is information concerning each executive officer and director of Travelers Indemnity, CAI and Citigroup. Schedule A is incorporated into and made a part of this Schedule 13D.

     (b) The address of the principal business and principal place of business of each of Travelers Indemnity, TIGHI and TAP is One Tower Square, Hartford, Connecticut 06183. The address and principal place of business of each of CAI, CII and Citigroup is 399 Park Avenue, New York, New York 10043.

     (c) Travelers Indemnity's principal business is property and casualty insurance. TIGHI and TAP are holding companies principally engaged, through their subsidiaries, in property and casualty insurance. CAI is an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940, principally engaged in managing investments. CII is a holding company principally engaged, through its subsidiaries, in financial management and other related services. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

     (d) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Travelers Indemnity and TAP is a Connecticut corporation. Each of CAI, CII and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each

Reporting Person, each executive officer and director named in Schedule A to this Schedule 13D is a citizen of the United States.


Item 5.  INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The percentage calculations in Item 5 of this Schedule 13D are based upon (i) 17,502,188 shares of Common Stock outstanding, as reported in the Company's Form 10-Q filed on August 12, 2002 and (ii) 4,625,000 shares of Common Stock issuable to Travelers Indemnity.

     (a) Travelers Indemnity. As of August 20 , 2002, Travelers Indemnity beneficially owns 5,257,540 shares, or 23.8%, of Common Stock, as follows: (i) Travelers Indemnity is the direct beneficial owner of 632,540 shares of Common Stock; (ii) Travelers Indemnity is the indirect beneficial owner of 2,750,000 shares of Common Stock through its direct beneficial ownership of 2,750,000 shares of Series A Preferred, each of which may be converted into one share of Common Stock at any time; and (iii) Travelers Indemnity is the indirect beneficial owner of 1,875,000 shares of Common Stock through its direct beneficial ownership of 1,875,000 warrants, each of which may be exchanged for one share of Common Stock. Travelers Indemnity disclaims beneficial ownership of the 300 shares of Common Stock directly beneficially owned other subsidiaries of Citigroup.

     TIGHI AND TAP. As of August 20, 2002, TIGHI and TAP indirectly beneficially own, exclusively through their holding company structures, 5,257,540 shares, or 23.8%, of Common Stock representing the Common Stock directly beneficially owned by Travelers Indemnity. Each of TIGHI and TAP disclaims beneficial ownership of the 300 shares of Common Stock directly beneficially owned other subsidiaries of Citigroup.

     CAI. As of August 20, 2002, CAI indirectly beneficially owns, by virtue of its management of investments on behalf of Travelers Indemnity, 5,257,540 shares, or 23.8%, of Common Stock representing the Common Stock directly beneficially owned by Travelers Indemnity. CAI disclaims beneficial ownership of the 300 shares of Common Stock directly beneficially owned other subsidiaries of Citigroup.

     CII. As of August 20, 2002, CII indirectly beneficially owns, exclusively through their holding company structure, 5,257,540 shares, or 23.8%, of Common Stock representing the Common Stock directly beneficially owned by Travelers Indemnity. CII disclaims beneficial ownership of the 300 shares of Common Stock directly beneficially owned other subsidiaries of Citigroup.

     CITIGROUP. As of August 20, 2002, Citigroup indirectly beneficially owns, exclusively through its holding company structure, 5,257,840 shares, or 23.8%, of Common Stock, representing (i) 5,257,540 shares directly beneficially owned by Travelers Indemnity and managed by CAI and (ii) 300 shares directly beneficially owned by other subsidiaries of Citigroup.

     (b) Travelers Indemnity, TIGHI, TAP, CAI, CII and Citigroup may be deemed to share the voting and dispositive power of 5,257,540 shares of Common Stock beneficially owned by Travelers Indemnity. Citigroup may be deemed to share the voting and dispositive power of 300 shares of Common Stock beneficially owned by other subsidiaries of Citigroup. This Schedule 13D is being filed because of TIGHI's 100% ownership interest in Travelers Indemnity, TAP's 100% ownership interest in TIGHI, CAI's role as an investment adviser to Travelers Indemnity, CII's 100% ownership interest in CAI and Citigroup's 100% ownership interest in CII.

     (c) To the best knowledge of the Reporting Persons, none of the individuals named in Schedule A to this Schedule 13D has effected a transaction in shares of Common Stock during the past 60 days. To the best knowledge of the Reporting Persons, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

     (d) No person, other than Travelers Indemnity and CAI, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Travelers Indemnity.

     (e) As of August 20, 2002, Citigroup Insurance Holding Corporation and Associated Madison Companies, Inc. ceased to be the beneficial owner of more than five percent of the Common Stock (including securities that may be converted into or exchanged for Common Stock) of the Company.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  Description
-------  -----------
1        Joint Filing Agreement among the Reporting Persons

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2002

THE TRAVELERS INDEMNITY COMPANY


By:    /s/ Paul Eddy
      -------------------------------
Name:  Paul Eddy
Title: Assistant Secretary


TRAVELERS INSURANCE GROUP HOLDINGS INC.


By:    /s/ Paul Eddy
      ---------------------------------
Name:  Paul Eddy
Title: Assistant Secretary


TRAVELERS PROPERTY CASUALTY CORP.


By:    /s/ Paul Eddy
      ----------------------------------
Name:  Paul Eddy
Title: Assistant Secretary


CITIGROUP ALTERNATIVE INVESTMENTS LLC


By:    /s/ Millie Kim
      ----------------------------------
Name:  Millie Kim
Title: Secretary


CITIGROUP INVESTMENTS INC.


By:    /s/ Millie Kim
      -----------------------------------
Name: Millie Kim
Title: Secretary


CITIGROUP INC.


By:    /s/ Joseph B. Wollard
      -----------------------------------
Name:  Joseph B. Wollard
Title: Assistant Secretary

                                   SCHEDULE A
                                   ----------


THE TRAVELERS INDEMNITY COMPANY


Name                                Title
----                                -----

Jay S. Benet                        Director and Executive Officer
Charles J. Clarke                   Director and Executive Officer
Douglas G. Elliott                  Director and Executive Officer
Joseph P. Lacher, Jr.               Director and Executive Officer
Brian W. MacLean                    Director and Executive Officer
James M. Michener                   Director and Executive Officer
Peter N. Higgins                    Executive Officer
Diana E. Beecher                    Executive Officer
Susan Stonehill Claflin             Executive Officer
David A. Tyson                      Executive Officer
F. Denney Voss                      Executive Officer
W. Douglas Willett                  Executive Officer

                                   SCHEDULE A
                                   ----------

CITIGROUP ALTERNATIVE INVESTMENTS LLC


Name                                Title
----                                -----

Ahmed Fahour                        Director and Executive Officer
Bruce Zimmerman                     Director and Executive Officer
Millie Kim                          Executive Officer

                                   SCHEDULE A
                                   ----------

CITIGROUP INC.


Name                             Title
----                             -----

C. Michael Armstrong             Director
Alain J.P. Belda                 Director (Brazil)
George David                     Director
Kenneth T. Derr                  Director
John M. Deutch                   Director
The Honorable
Gerald R. Ford                   Honorary Director
Alfredo Harp Helu                Director (Mexico)
Roberto Hernandez Ramirez        Director (Mexico)
Ann Dibble Jordan                Director
Reuben Mark                      Director
Michael T. Masin                 Director
Dudley C. Mecum                  Director
Richard D. Parsons               Director
Andrall E. Pearson               Director
Robert E. Rubin                  Director and Executive Officer
Franklin A. Thomas               Director
Sanford I. Weill                 Director and Executive Officer
Arthur Zankel                    Director
Winfried F.W. Bischoff           Executive Officer (United Kingdom and Germany)
Michael A. Carpenter             Executive Officer
Stanley Fischer                  Executive Officer
Thomas Wade Jones                Executive Officer
Deryck C. Maughan                Executive Officer (United Kingdom)
Victor J. Menezes                Executive Officer
Charles O. Prince, III           Executive Officer
William R. Rhodes                Executive Officer
Todd S. Thomson                  Executive Officer
Robert B. Willumstad             Executive Officer

                                  EXHIBIT LIST
                                  ------------


Exhibit           Description
-------           -----------

1                 Joint Filing Agreement among the Reporting Persons